UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 4)

                          DMX Inc.*
                      (Name of Issuer)

           Common Stock, Par Value $.01 Per Share
               (Title of Class of Securities)

                         4592IL 10 4
                       (CUSIP Number)

                Peter C. Walsh (702) 792-4868
                Mirage Resorts, Incorporated
    3260 South Industrial Road, Las Vegas, Nevada  89109
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                        May 17, 1996
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Schedule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*Formerly known as International Cablecasting Technologies,
 Inc.

                        SCHEDULE 13D

CUSIP No.  45921L 10 4                  Page 2 of 11 Pages

1.  Name of reporting person.  S.S. or I.R.S. Identification
    No. of above person:   Stephen A. Wynn, ###-##-####.

2.  Check the appropriate box if a member of a group.
    (a)__ (b)__.

3.  SEC use only.

4.  Source of Funds.  N/A.

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e). __.

6.  Citizenship or place of organization.
    United States of America.

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH

    7.  Sole voting power.  50,000.

    8.  Shared voting power.  0.

    9.  Sole dispositive power.  50,000.

    10. Shared dispositive power.  0.

11. Aggregate amount beneficially owned by each reporting person. 50,000.

12. Check box if the aggregate amount in row (11) excludes certain shares. __.

13.  Percent of class represented by amount in row (11).
     0.1%.

14.  Type of reporting person.  IN.

                          United States Securities and Exchange Commission
                                       Washington, D.C. 20549

                                            SCHEDULE 13D

Item 1.  Security and Issuer.

        This Amendment No. 4 to Schedule 13D relates to the Schedule 13D, as amended (the "Schedule 13D"), filed by Stephen A. Wynn with regard to beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of DMX Inc. (formerly known as International Cablecasting Technologies, Inc.), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11400 West Olympic Boulevard, Suite 1100, Los Angeles, California 90064.

        The information set forth in the Schedule 13D is being restated in accordance with Rule 101(a)(2)(ii) of Regulation S-T.

Item 2.  Identity and Background.

(a) - (c), (f). This Statement is being filed on behalf of Stephen A. Wynn (the "Reporting Person"). The Reporting Person is Chairman of the Board, President and Chief Executive Officer of Mirage Resorts, Incorporated. The Reporting Person's business address is 3400 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Reporting Person is a citizen of the United States.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        Not Applicable.

Item 4.  Purpose of Transaction.

        Not applicable.








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

Item 5.  Interest in Securities of the Issuer.

        (a) The aggregate number of shares of Common Stock which the Reporting Person beneficially owns as of May 17, 1996 is 50,000 (which represents shares which the Reporting Person has the right to acquire upon the exercise of a currently exercisable stock option), representing less than 0.1% of the sum of the 59,586,594 shares of Common Stock to be outstanding following consummation on May 17, 1996 of certain reported transactions between the Issuer and Tele-Communications, Inc. plus the 50,000 shares which the Reporting Person has the right to acquire.

        (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock beneficially owned by him.

        (c) On May 17, 1996, the Reporting Person sold 5,700,000 shares of Common Stock to Tele-Communications, Inc. for $2.00 per share in a privately negotiated transaction pursuant to a Stock Purchase Agreement dated as of May 13, 1996.

        (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

        (e) On May 17, 1996, the Reporting Person ceased to be the beneficial owner of at least 5% of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On October 6, 1994, the Board of Directors of the Issuer, of which the Reporting Person was a member at that time, granted the Reporting Person a nonqualified stock option (the "Option"), pursuant to the Issuer's 1993 Stock Option Plan (the "Plan"), to purchase 50,000 shares of Common Stock at an exercise price of $2.50 per share. The Option became exercisable on October 6, 1995 and will expire on August 7, 1996 (90 days after the Reporting Person resigned as a director of the Issuer). Copies of the agreement pursuant to which the Option was granted and the Plan have previously been filed by the Reporting Person.

        On May 17, 1996, the Reporting Person sold 5,700,000 shares of Common Stock to Tele-Communications, Inc. in a privately negotiated transaction pursuant to a Stock Purchase Agreement dated as of May 13, 1996, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference.

        Except as disclosed herein, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1. Stock Purchase Agreement, dated as of May 13, 1996, between Tele-Communications, Inc. and the Reporting Person.













































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

Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                STEPHEN A. WYNN


May 17, 1996                                    STEPHEN A. WYNN
- ------------                                    ---------------
Date                                            Stephen A. Wynn







































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